Exhibit 99.2

June 6, 2016

Members of the Board of Directors
c/o Paul Sunu, CEO
FairPoint Communications, Inc.
521 E Morehead St
Charlotte, NC 28202

Gentlemen:

Investment funds affiliated with Maglan Capital LP are significant, long-term shareholders of FairPoint Communications, Inc. ("FairPoint" or the "Company"), with holdings together representing beneficial ownership of approximately 7.5 percent of FairPoint's outstanding common equity. We believe there is a serious discrepancy between FairPoint's improved balance-sheet, operating performance and prospects, on the one hand, and its current market valuation, on the other. It is our view that this discount is directly linked to the Board's failure to act in ways that protect and enhance shareholder value and reward shareholders for the Company's successes.

FairPoint's stock trades at a significant discount to its peers. Moreover, its share price is currently at approximately $13 per share, in contrast to the $20+ share price it achieved in early 2015 after the successful conclusion of its unionized-labor force strike and renegotiation of the related collective bargaining agreements ("CBAs"). Shareholders have been extremely patient with the Company's operational turnaround and have suffered, we believe, because the Board has not been vigilant in protecting shareholder value.

Operationally, FairPoint has made enormous strides. The Company's revenue is stabilizing and growth is coming. The Company has generated consistent cash-flow and it is well positioned to generate consistent cash-flow going forward.

We note that, other than through Angelo Gordon & Co., the Board has de minimis ownership of the Company's shares. Furthermore, in the past 18 months, while tremendous fundamental strides were being made and the stock price fell, the members of the Board have failed to purchase any shares.

All of this gives us serious reason for concern about the current Board's sense of urgency and alignment of interests with the Company's owners. We suspect that our concerns are shared by a number of other large shareholders, and are of the impression that there has been little action taken, despite these concerns having been voiced directly to members of the Board previously. Accordingly, we believe that it is important that the Board bring focus and urgency to the implementation of potential value-creating initiatives, including (in order of priority):

•	A sale of the Company;
•	Initiation of a recurring dividend to shareholders;
•	Development of a company share repurchase program;
•	Retirement of outstanding debt; and
•	Refinancing of outstanding debt.

Maglan has been an investor in FairPoint since its Chapter 11 bankruptcy case, or almost 6 years; aside from insiders, Maglan may be the Company's oldest shareholder. We have witnessed the Company's stock trade below $4 per share and above $20 per share.

FairPoint's current enterprise-value is 5x projected 2016 EBITDA, among the lowest in its peer group, while comparable companies are valued in a range of 6x to 9x+ EBITDA.  Therefore, the stock represents a tremendous value play. At a 6x valuation, FairPoint's share-price would be $23, or over 75% higher than the current price. Moreover, since the Company's successful renegotiation of its CBAs and the peaking of the share-price in early 2015, the share price has been on a downward trajectory, losing over 35% of its value. In 2016 year-to-date alone, while the share-prices of peers have gained an average >15%, FairPoint's shares are down over 17%.

FairPoint has achieved monumental operational-related accomplishments over the past 5 years, which culminated with the successful renegotiation of the CBAs in 2015, reducing the Company's long-term debt by over $700mm. The Company's bottom-line and top-line achievements are remarkable. The Company is now overdue on turning its attention directly to shareholders, in ways that other wireline telecom companies do.

A Sale of the Company

With the Company's labor challenges behind it and with it $700mm of long-term debt removed from FairPoint's balance-sheet, the time has come for the Company to be sold or to be merged into a peer. The Company is on solid financial footing and the operations continue to produce improving results. The Company controls a unique and ubiquitous geographic area in Northern New England with a high-quality fiber network.

Other, larger participants in the wireline space have been active and acquisitive recently, at prices substantially higher than 6x EBITDA, before synergies. For instance, in 2015 Frontier Communications ("Frontier") acquired $10B of Verizon's wireline assets in three states, at a price that valued those assets at 6.4x EBITDA (before synergies). Previously, Frontier purchased AT&T's wireline assets in Connecticut for 6.2x EBITDA. Frontier and other peers such as, Communications Sales & Leasing (CSAL), Consolidated Communications (CNSL), Windstream Communications (WIN), Cincinnati Bell (CBB) and CenturyLink (CTL) are natural potential acquirors of FairPoint's assets.

After being closed in late 2015 and early 2016 the high yield market is wide open and the opportunity to do a deal is at hand.  Spreads in the high yield ILEC and RLEC space have compressed dramatically over the past few months and issuers such as Windstream and CenturyLink have tapped the high yield and bank debt markets for financing which have been substantially oversubscribed.

In particular, a merger with Communications Sales & Leasing (CSAL), the only wireline REIT in the United States, is the most logical combination and would be tremendously accretive to shareholders of both companies.  CSAL was spun out of Windstream a year ago. Since then, it has achieved an enterprise valuation of 10x EBITDA, yet remains at risk for concentration to almost exclusively one lessee, Windstream. Except for a small acquisition earlier this year, CSAL has not diversified its assets or lessees. Currently, CSAL is valued well above 10x EBIDTA and it can afford, and will benefit from, diversification. We urge the Board to explore a deal with CSAL immediately as it would be beneficial for all parties, especially in a stock for stock transaction.  In the case of a stock for stock transaction we believe the newly acquired CSAL shares would increase substantially in value on an acquisition of FairPoint's assets.

Since the Company completed the renegotiation of the CBAs over a year ago, FairPoint management has consistently indicated on quarterly conference calls that the Company is considering strategic initiatives for the benefit of shareholders. However, during all that time, the Company has not taken even one action for the direct benefit of shareholders, and the stock has slid precipitously during that time. We urge the Board to retain financial advisors and pursue a transaction on an expedited basis.

Stock-related Activities

While exploring the sale of the Company, the Board must be vigilant about generating value for shareholders immediately. With the cash-flow that the Company currently generates it can afford to commence a share repurchase program (based on the fundamental discount of the share-price) and initiate a recurring dividend.

At the end of the first quarter, the Company had $23 million of cash and no outstanding borrowings on its revolving credit facility. For 2016, we project that the Company will generate $52 million of free cash flow (FCF).  Accordingly, a dividend of $1.50 per annum will cost the company approximately $40 million- well within the range of comfort.

Shareholders of all of the Company's peers benefit from a recurring dividend. Moreover, without paying an equity-related dividend, FairPoint has alienated a large portion of the telecom investment community who specifically seek dividend-paying stocks. Currently, FairPoint's shareholder base is highly concentrated and is devoid of any generic investors. To act more like peers and to possibly usher-in a new shareholder demographic would be a positive for the Company's shareholders and a positive for the Company as a whole. We urge the Board to immediately issue a recurring dividend to shareholders in furtherance of distributing a substantial portion of the Company's FCF.

Debt-related Activities

Based on the same foregoing points, the Company should also consider strategically retiring some of its debt, which currently trades at a discount. Although FairPoint's term-loan trades at par, the Company's bonds currently trade at 96, which is at a substantial discount to its call-protection of 104. At this point, the Company is on very solid ground operationally and financially. Moreover, the Company's debt carries a hefty coupon at 8.75% and its bonds trade at an 8-point discount to the call-protection, and therefore, retiring debt would be an efficient use of capital.

Furthermore, the Company's current debt-load was arranged prior to the renegotiation of the CBAs and the resulting $700mm of debt reduction which was thought to be senior to any of the current debt load. Based on the high interest-rate that FairPoint's debt carries, the fact that the high-yield markets are currently open and that the Company is in a much better position debt-wise since it issued its current debt package, the Company should immediately consider refinancing its debt in-line with interest-rates paid by peers, which are all high-yield issuers.

* * * *

It is high-time that the Company and the Board turn its attention directly to shareholders and, specifically, unlocking shareholder value. We have been a very patient group. If the managerial leadership of the Company is averse to acting in the best interests of shareholders, the Board should act to replace ineffective members who are not effectively executing on their fiduciary obligations.

We are willing and ready to discuss the contents of this letter and other value creating initiatives with Mr. Horowitz, Mr. Sunu and the other directors at your earliest convenience.

Sincerely,

MAGLAN CAPITAL LP

/s/ Steven Azarbad	/s/ David Tawil

Steven Azarbad	David Tawil
Chief Investment Officer	President

cc:	Edward D. Horowitz
Michael J. Mahoney
David L. Treadwell
Wayne L. Wilson
Peter Gingold
Dennis J. Austin
Michael K. Robinson
Peter Aquino